Exhibit 99.1

Ruhnn Holding Limited Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

-—4QFY19 GMV increased 81.3% year-over-year

-—4QFY19 services revenues in the platform model increased 315.7% year-over-year

-—4QFY19 net loss attributable to Ruhnn narrowed 53.3% year-over-year

HANGZHOU, China, June 13, 2019 (GLOBE NEWSWIRE) — Ruhnn Holding Limited (“Ruhnn” or the “Company”) (NASDAQ: RUHN), the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan, today announced its unaudited financial results for the fourth quarter and full fiscal year ended March 31, 2019.

Fourth Quarter Fiscal 2019 Financial and Operational Highlights:

•                  GMV1 was RMB648.3 million (US$96.6 million), an 81.3% increase from RMB357.5 million for the same quarter of last fiscal year.

•                  Net revenues were RMB237.3 million (US$35.4 million), a 20.7% increase from RMB196.5 million for the same quarter of last fiscal year.

•                  Net loss attributable to Ruhnn significantly narrowed to RMB29.4 million (US$4.4 million), a 53.3% decrease from RMB62.8 million for the same quarter of last fiscal year.

•                  Basic and diluted net loss per share was RMB0.09 (US$0.01), compared with basic and diluted net loss per share of RMB0.20 for the same quarter of last fiscal year.

•                  Number of signed KOLs increased to 128 as of March 31, 2019, compared with 113 as of December 31, 2018 and 83 as of March 31, 2018.

•                  Number of brands that the Company cooperated with increased to 632 as of March 31, 2019, compared with 501 as of December 31, 2018 and 166 as of March 31, 2018.

1 “GMV” refers to gross merchandize value, which represents the aggregate value of merchandize ordered in the Company’s online stores and third-party online stores to which the Company provides KOL sales services (but not including online stores to which the Company only provides KOL advertising services), regardless of whether the merchandise is actually sold, delivered or returned. The calculation of GMV includes shipping charges paid by buyers. GMV of third-party online stores to which the Company provides KOL sales services includes the GMV of all products ordered on such stores because the Company generally provides KOL sales services for all products sold on such stores. Since January 2019, the Company has provided KOL sales services for specified products in certain third-party online stores, and in such cases, only the GMV of such products for which the Company provided KOL sales services are included in the Company’s GMV for the relevant period.

Fiscal Year 2019 Financial and Operational Highlights:

•                  GMV was RMB2.9 billion (US$426.3 million), a 39.9% increase from RMB2.0 billion for fiscal year 2018.

•                  Net revenues were RMB1.1 billion (US$162.9 million), a 15.4% increase from RMB947.6 million for fiscal year 2018.

•                  Net loss attributable to Ruhnn significantly narrowed to RMB74.5 million (US$11.1 million), a 28.4% decrease from RMB104.0 million for fiscal year 2018.

•                  Basic and diluted net loss per share was RMB0.23 (US$0.03), compared with basic and diluted net loss per share of RMB0.33 for fiscal year 2018.

•                  The Company successfully completed its Initial Public Offering (“IPO”) of 10 million American Depositary Shares (“ADS”) on the Nasdaq Global Select Market on April 3, 2019, with a price of US$12.5 per ADS and total offering size of US$125.0 million.

Summary Operation Data

	As of and for the twelve months ended March 31,			As of and for the twelve months ended March 31,			As of and for the three months ended March 31,
	2018			2019			2019
	Number of KOLs	Number of Fans[2] (in millions)	GMV (RMB in millions)	Number of KOLs	Number of Fans (in millions)	GMV (RMB in millions)	GMV (RMB in millions)

Top-tier KOLs[3]	3	21.0	1,333.7	3	34.6	1,530.5	310.2
Established KOLs[4]	7	17.5	321.4	8	31.4	406.0	89.0
Emerging KOLs[5]	73	64.9	390.1	117	89.1	924.1	249.1
Total	83	103.4	2,045.2	128	155.1	2,860.6	648.3

2  The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

3  Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.

4  Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

5  Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

	As of and for the three months ended March 31,		As of and for the fiscal year ended March 31,
	2018	2019	2018	2019
Full-Service Model[6]
Number of the Company’s KOLs serving such business model[8]	33	14	33	14
Number of the Company’s online stores	86	56	86	56
Number of orders placed through the Company’s online stores (in million)	1.2	1.3	7.5	7.0
GMV of the Company’s online stores (RMB in million)	329.5	370.5	1,944.4	2,147.1
Platform Model[7]
Number of the Company’s KOLs serving such business model[8]	57	122	57	122
Number of brands that the Company cooperated with	166	632	166	632
Number of third-party online stores[9]	6	132	6	132
GMV of third-party online stores[10] (RMB in million)	28.0	277.8	100.8	713.5

Management Comments

“We are pleased to announce our first quarterly and annual earnings results as a public company. The year 2019 continues to be a milestone year for us as we successfully completed our IPO on the Nasdaq Global Select Market on April 3, 2019, enhancing our brand awareness and industry influence as China’s largest internet KOL e-commerce facilitator. We believe the cash proceeds generated from the IPO will lay a solid foundation for our business growth in the years to come,” said Mr. Min Feng, Founder and Chairman of Ruhnn. “Our strong fiscal year 2019 results, aside from being a testament to our management’s operating and leadership capabilities, reflected robust GMV growth, in particular the platform model’s growth, which were in turn fueled by our technology-driven supply chain upgrades. Ruhnn is China’s most influential KOL e-commerce company and we have positioned ourselves as an advanced technology and big data platform that partners with emerging brands and KOLs to fully develop together, a cohesive product and identity strategy. With this positioning, Ruhnn is dedicated to partnering with new and emerging retail brands in China, providing comprehensive services relating to product design, targeting, marketing and supply chains, amongst many others, to better match our KOLs with brands.

6  Under the full-service model, the Company owns and operates online stores on third-party e-commerce platforms, a majority of which are opened in the name of the Company’s KOLs, and generate revenue through online sales of the Company’s self-designed products to consumers, especially the fans of the Company’s KOLs’ social media accounts that the Company manages.

7  Under the platform model, the Company connects KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provides advertising services on KOLs’ social media spaces to third-party merchants.

8  Certain KOLs under the Company’s full-service model overlap with those under the platform model. On the other hand, the Company’s KOLs that were undergoing training and had not started generating GMV under either of the business models as of the relevant date, were not included in these numbers.

9  Includes third-party online stores to which the Company provides KOL sales services and KOL advertising services.

10  Includes GMV from third-party online stores to which the Company only provides KOL sales services.

“We look forward to further collaborating with our shareholder, Alibaba, particularly in the area of asset-light platform model operations, as well as product marketing in KOL live broadcasting. We are exploring all categories of emerging businesses, strengthening the core competitive advantage of our platform, improving our KOL cultivating program to develop more top-tier and established KOLs and raising the barrier of entry in the KOL e-commerce industry. As the leader in China’s KOL e-commerce industry, we feel confident in our growth potential and our vision remains to maximize our long-term shareholder value,” Mr. Feng concluded.

Mr. Zhenbo Chi, Chief Financial Officer of Ruhnn, added, “We are pleased to continue on a rapid growth trajectory in the fourth quarter of fiscal year 2019, with our revenues from the platform model more than quadrupling to RMB50.3 million from RMB12.1 million a year ago. We also managed to significantly narrow our net loss on a year-over-year basis. This performance was driven by the progress we made in KOL cultivating as well as heightened monetization capabilities through advertising services and e-commerce, amongst many others. During fiscal year 2019, we experienced strong growth from both our full-service model and our asset-light platform model.

“With tremendous growth potential and our strategies on track, we have confidence in our ability to further gain market share by growing our KOL base and providing value-added services for more brands and online stores,” Mr. Chi concluded.

Fourth Quarter Fiscal 2019 Financial Results

GMV was RMB648.3 million (US$96.6 million) for the fourth quarter of fiscal year 2019, an 81.3% increase from RMB357.5 million for the same quarter of last fiscal year. The increase was primarily attributable to the increase in GMV in the platform model.

Net revenues were RMB237.3 million (US$35.4 million), a 20.7% increase from RMB196.5 million for the same quarter of last fiscal year. The increase was primarily attributable to the increase of revenues from services through the platform model.

•                  Revenues from product sales through the full-service model were RMB186.9 million (US$27.9 million), a 1.4% increase from RMB184.4 million for the same quarter of last fiscal year. The increase was primarily attributable to the sales growth of the stores opened in the name of the Company’s top-tier KOLs and was partially offset by the transformation of the business model of some online stores opened in the name of the Company’s emerging and established KOLs from the full-service model to platform model. As a result of such transformation, the number of the Company’s online stores decreased to 56 as of March 31, 2019 from 86 as of March 31, 2018 and the number of the Company’s KOLs serving the full-service model decreased to 14 as of March 31, 2019 from 33 as of March 31, 2018. On the other hand, GMV from the Company’s online stores opened under top-tier KOLs that were in operation in the entire period of fiscal year 2018 and 2019, increased by 31% in the fourth quarter of fiscal year 2019, compared with the same quarter of fiscal year 2018.

•                  Revenues from services through the platform model were RMB50.3 million (US$7.5 million), a 315.7% increase from RMB12.1 million for the same quarter of last fiscal year which was attributable to the increase in the number of KOLs under the Company’s platform model and an increase in the number of brands with which the Company cooperated in its advertising and marketing business.

Cost of revenues was RMB181.5 million (US$27.0 million) for the fourth quarter of fiscal year 2019, an 18.0% increase from RMB153.8 million for the same quarter of last fiscal year. The increase was in line with the business expansion.

Gross profit was RMB55.7 million (US$8.3 million) for the fourth quarter of fiscal year 2019, a 30.5% increase from RMB42.7 million for the same quarter of last fiscal year. Gross margin was 23.5% for the fourth quarter of fiscal year 2019, compared with 21.7% for the same quarter of last fiscal year. The increase was primarily due to the increased proportion of the Company’s net revenues attributable to services under the platform model which exhibit higher gross margins than product sales, and an increase in the gross margin of the Company’s services under the platform model due to KOL service fees as a percentage of the services revenues being lowered. The increase was partially offset by a decrease in the gross margin of the Company’s product sales under the full-service model due to discounted sale of certain apparel and cosmetic products.

Total operating expenses were RMB90.7 million (US$13.5 million) for the fourth quarter of fiscal year 2019, a 11.2% decrease from RMB102.2 million for the same quarter of last fiscal year.

•                  Fulfillment expenses were RMB27.8 million (US$4.1 million) for the fourth quarter of fiscal year 2019, a 2.9% decrease from RMB28.6 million for the same quarter of last fiscal year.

•                  Sales and marketing expenses were RMB47.3 million (US$7.0 million) for the fourth quarter of fiscal year 2019, a 38.5% increase from RMB34.1 million for the same quarter of last fiscal year. The increase of sales and marketing expenses was primarily due to the increased expenses of KOL incubation, cultivation, content production and training in order to support increased activities in the Company’s KOL sales and advertising business.

•                  General and administrative expenses were RMB15.6 million (US$2.3 million) for the fourth quarter of fiscal year 2019, a 60.3% decrease from RMB39.4 million for the same quarter of last fiscal year. The decrease was primarily because there was a provision made against advances paid to a certain supplier of RMB11.6 million in the fourth quarter of fiscal year 2018.

Loss from operations was RMB35.3 million (US$5.3 million) for the fourth quarter of fiscal year 2019, compared with RMB59.8 million for the same quarter of last fiscal year.

Net loss was RMB28.7 million (US$4.3 million) for the fourth quarter of fiscal year 2019, compared with RMB63.8 million for the same quarter of last fiscal year, representing a significant year-over-year decrease of 55.1%.

Net loss attributable to Ruhnn was RMB29.4 million (US$4.4 million), compared with RMB62.8 million for the same quarter of last fiscal year, representing a significant year-over-year decrease of 53.3%.

Basic and diluted net loss per share was RMB0.09 (US$0.01), compared with basic and diluted net loss per share of RMB0.20 for the same quarter of last fiscal year.

Fiscal Year 2019 Financial Results

GMV was RMB2.9 billion (US$426.3 million) for fiscal year 2019, a 39.9% increase from RMB2.0 billion for fiscal year 2018. The increase was primarily attributable to the strong increase in GMV under the platform model.

Net revenues were RMB1.1 billion (US$162.9 million) for fiscal year 2019, a 15.4% increase from RMB947.6 million for fiscal year 2018. The increase was primarily attributable to the increase in revenues from services through the platform model.

•                  Revenues from product sales through the full-service model were RMB942.8 million (US$140.5 million) for fiscal year 2019, a 3.3% increase from RMB912.5 million for fiscal year 2018. The increase was primarily attributable to the sales growth of the stores opened in the name of the Company’s top-tier KOLs. The increase was partially offset by the transformation of the business model of some online stores opened in the name of the Company’s emerging and established KOLs from the full-service model into platform model. As a result of such transformation, the number of the Company’s online stores decreased to 56 as of March 31, 2019 from 86 as of March 31, 2018 and the number of the Company’s KOLs serving the full-service model decreased to 14 as of March 31, 2019 from 33 as of March 31, 2018. On the other hand, GMV from the Company’s online stores opened under top-tier KOLs that were in operation in the entire period of fiscal year 2018 and 2019, increased by 15% for fiscal year 2019 compared with fiscal year 2018.

•                  Revenues from services through the platform model were RMB150.7 million (US$22.4 million) for fiscal year 2019, a 329.6% increase from RMB35.1 million for fiscal year 2018. The significant increase was primarily attributable to an increase in the number of KOLs under the Company’s platform model to 122 as of March 31, 2019 from 57 as of March 31, 2018, and an increase in the number of brands the Company cooperated with in its advertising and marketing business to 632 as of March 31, 2019 from 166 as of March 31, 2018.

Cost of revenues was RMB751.4 million (US$112.0 million) for fiscal year 2019, a 16.8% increase from RMB643.4 million for fiscal year 2018. The increase was in line with the business expansion.

Gross profit was RMB342.0 million (US$51.0 million) for fiscal year 2019, a 12.4% increase from RMB304.2 million for fiscal year 2018. Gross margin was 31.3% for fiscal year 2019, compared with 32.1% for fiscal year 2018. The slight decrease was primarily due to the decreased gross margin of online product sales as a result of discounted sales of certain apparel and cosmetic products. The decrease was partially offset by the increased proportion of the Company’s net revenues attributable to services under the platform model which had higher gross margins than the full-service model, and an increase in the gross margin of the Company’s services under the platform model as service fees as a percentage of the Company’s services revenues was lowered.

Total operating expenses were RMB425.0 million (US$63.3 million) for the fiscal year 2019, a 12.7% increase from RMB377.3 million for fiscal year 2018.

•                  Fulfillment expenses were RMB127.3 million (US$19.0 million) for fiscal year 2019, a 27.3% increase from RMB100.1 million for fiscal year 2018. The increase was in line with the expansion of product sales volume.

•                  Sales and marketing expenses were RMB205.7 million (US$30.6 million) for fiscal year 2019, a 40.7% increase from RMB146.2 million for fiscal year 2018. The increase of sales and marketing expenses was primarily due to the increased expenses of KOL incubation, cultivation, content production and training in order to support increased activities in the Company’s KOL sales and advertising businesses.

•                  General and administrative expenses were RMB92.0 million (US$13.7 million) for fiscal year 2019, a 29.8% decrease from RMB131.0 million for fiscal year 2018. The decrease was primarily because there was a provision made against advances paid to a certain supplier of RMB26.3 million in fiscal year 2018.

Loss from operations was RMB82.8 million (US$12.3 million) for fiscal year 2019, compared with RMB72.4 million for fiscal year 2018.

Net loss was RMB86.2 million (US$12.8 million) for fiscal year 2019, compared with RMB90.0 million for fiscal year 2018.

Net loss attributable to Ruhnn was RMB74.5 million (US$11.1 million) for fiscal year 2019, compared with RMB104.0 million for fiscal year 2018, representing a significant year-over-year decrease of 28.4%.

Basic and diluted net loss per share was RMB0.23 (US$0.03), compared with basic and diluted net loss per share of RMB0.33 for fiscal year 2018.

Balance Sheet

As of March 31, 2019, the Company had cash and cash equivalents of RMB90.0 million (US$13.4 million) and restricted cash of RMB13.9 million (US$2.1 million), compared with RMB9.7 million and RMB21.2 million, respectively, as of March 31, 2018.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 13, 2019 (8:00 PM Beijing/Hong Kong time on June 13, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	800-906-601
China, Domestic:	400-620-8038
Conference ID:	3875002

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ruhnn.com.

About Ruhnn Holding Limited

Ruhnn Holding Limited is the largest internet key opinion leader (“KOL”) facilitator in China as measured by revenue in 2018, according to Frost & Sullivan. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both full-service and platform models. The Company’s full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. The platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. As of March 31, 2019, the Company had 128 signed KOLs with an aggregate of 155.1 million fans across major social media platforms in China.

For more information, please visit: ir.ruhnn.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the rate in effect as of March 29, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Ruhnn’s management in this announcement as well as Ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in the PRC and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and Ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86 571 2629 8238

E-mail:  ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail:  ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  ruhnn@thepiacentegroup.com

Ruhnn Holding Limited

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(In RMB, except for share and per share data)

	As of
	March 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	9,713,466	89,960,362	13,404,512
Restricted cash	21,207,771	13,861,350	2,065,406
Accounts receivable, net of allowance for doubtful accounts of RMB 11,530 and RMB 450,841 as of March 31, 2018 and 2019, respectively	6,239,617	29,371,964	4,376,559
Inventories	320,383,465	220,151,394	32,803,581
Advances to suppliers, net of allowance for doubtful accounts of RMB26,317,009 and nil as of March 31, 2018 and 2019, respectively	24,694,549	42,144,779	6,279,768
Prepaid expenses and other current assets	30,295,221	32,969,032	4,912,539
Amounts due from related parties	295,000	—	—
Total current assets	412,829,089	428,458,881	63,842,365

Property and equipment, net	5,145,359	145,576,866	21,691,630
Intangible assets, net	3,740,000	3,173,489	472,865
Goodwill	1,002,000	1,002,000	149,303
Long-term investments	1,090,052	6,831,265	1,017,890
Other non-current assets	837,145	1,701,913	253,593
Long-term prepayment	—	101,283,333	15,091,687
Total assets	424,643,645	688,027,747	102,519,333

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	72,889,659	78,060,546	11,631,384
Notes payable	47,105,605	30,644,656	4,566,196
Accrued salary and benefits	41,436,994	58,917,761	8,779,020
Accrued expenses and other current liabilities	13,877,331	24,734,564	3,685,567
Amounts due to related parties	374,558,131	574,859,577	85,656,749
Dividends payable	—	115,043	17,142
Income tax payable	6,950,908	1,673,618	249,377
Total current liabilities	556,818,628	769,005,765	114,585,435
Long term deposits	1,850,000	1,750,000	260,758
Other non-current liabilities	—	10,381,082	1,546,829
Total liabilities	558,668,628	781,136,847	116,393,022

Shareholders’ deficit:
Ordinary shares (US$0.000000001 par value; 1,000,000,000 shares authorized, 319,406,760 and 363,572,659 shares issued and outstanding as of March 31, 2018 and 2019, respectively)	—	6	1
Additional paid in capital	6,886,900	701,040,669	104,458,319
Subscription receivable		(558,995,348)	(83,292,906)
Accumulated deficit	(159,389,093)	(233,898,502)	(34,851,964)
Total Ruhnn Holding Limited shareholders’ deficit	(152,502,193)	(91,853,175)	(13,686,550)
Non-controlling interest	18,477,210	(1,255,925)	(187,139)
Total shareholders’ deficit	(134,024,983)	(93,109,100)	(13,873,689)
Total liabilities and shareholders’ deficit	424,643,645	688,027,747	102,519,333

Ruhnn Holding Limited

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In RMB, except for share and per share data)

	For the three months ended March 31,			For the year ended March 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net Revenue
Product sales	184,385,834	186,919,240	27,851,836	912,512,337	942,781,165	140,478,776
Services	12,108,080	50,337,612	7,500,538	35,068,094	150,656,685	22,448,547
Total net revenues	196,493,914	237,256,852	35,352,374	947,580,431	1,093,437,850	162,927,323
Cost of Revenues
Cost of product sales	(147,192,495)	(159,623,903)	(23,784,704)	(625,263,422)	(683,057,290)	(101,778,712)
Cost of services	(6,573,925)	(21,886,551)	(3,261,198)	(18,122,046)	(68,335,999)	(10,182,381)
Total cost of revenues	(153,766,420)	(181,510,454)	(27,045,902)	(643,385,468)	(751,393,289)	(111,961,093)
Gross profit	42,727,494	55,746,398	8,306,472	304,194,963	342,044,561	50,966,230
Operating expenses:
Fulfillment	(28,645,003)	(27,827,342)	(4,146,403)	(100,070,999)	(127,344,014)	(18,974,850)
Sales and marketing	(34,139,105)	(47,266,737)	(7,042,964)	(146,207,178)	(205,659,880)	(30,644,278)
General and administrative	(39,411,409)	(15,627,435)	(2,328,560)	(130,977,396)	(92,004,708)	(13,709,129)
Other operating (loss) income, net	(355,371)	(370,986)	(55,279)	709,505	158,635	23,637
Loss from operations	(59,823,394)	(35,346,102)	(5,266,734)	(72,351,105)	(82,805,406)	(12,338,390)
Interest income	32,615	197,190	29,382	87,866	595,192	88,686
Interest expense	—	—	—	—	(107,499)	(16,018)
Foreign exchange (loss) gain	(97,482)	(37,739)	(5,623)	(240,473)	33,709	5,023
Gain on deemed disposal of investments	—	7,600,000	1,132,435	—	7,600,000	1,132,435
Loss before income taxes	(59,888,261)	(27,586,651)	(4,110,540)	(72,503,712)	(74,684,004)	(11,128,264)
Income tax expense	(3,380,753)	(933,470)	(139,091)	(15,843,236)	(10,412,749)	(1,551,548)
Share of loss in equity method investments	(552,321)	(162,755)	(24,251)	(1,607,161)	(1,090,052)	(162,423)
Net loss	(63,821,335)	(28,682,876)	(4,273,882)	(89,954,109)	(86,186,805)	(12,842,235)
Less: net loss (income) attributable to noncontrolling interest	994,478	(676,159)	(100,751)	(14,051,313)	11,677,396	1,739,986
Net loss attributable to Ruhnn Holding Limited	(62,826,857)	(29,359,035)	(4,374,633)	(104,005,422)	(74,509,409)	(11,102,249)

Net loss per share attributable to ordinary shareholders of Ruhnn Holding Limited
Basic	(0.20)	(0.09)	(0.01)	(0.33)	(0.23)	(0.03)
Diluted	(0.20)	(0.09)	(0.01)	(0.33)	(0.23)	(0.03)
Weighted average shares used in calculating net loss per ordinary share
Basic	319,406,760	328,239,940	328,239,940	319,406,760	321,584,804	321,584,804
Diluted	319,406,760	328,239,940	328,239,940	319,406,760	321,584,804	321,584,804

Net loss	(63,821,335)	(28,682,876)	(4,273,882)	(89,954,109)	(86,186,805)	(12,842,235)
Other comprehensive loss
Foreign currency translation adjustments	—	—	—	—	—	—
Comprehensive loss	(63,821,335)	(28,682,876)	(4,273,882)	(89,954,109)	(86,186,805)	(12,842,235)